SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

July 01, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: July 01, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

1 July 2011

Smith & Nephew plc (the "Company") announces that it has today received notification that the following person discharging managerial responsibilities ("PDMR"), released and sold American Depository Shares ("ADS") as detailed below following the vesting of a Restricted Stock Award granted on 1 July 2008.

Name of director/PDMR:	John Campo
No. of ADSs acquired:	5,549
Percentage of issued class acquired:	Less than 0.01%
No. of ADSs disposed to cover tax liability:	2,864
Percentage of issued class disposed:	Less than 0.01%
Total holding following notification:	5,824 ADSs representing 29,120 Ordinary shares
Total percentage holding following notification:	Less than 0.01%

Notes
1. One ADS is the equivalent of five ordinary shares of US $0.20 each.
2. The ADSs were released and sold on 1 July 2011 at a price of US$53.8296 per ADS.
3. The transaction too place in New York, USA.

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a)

Gemma Parsons
Deputy Company Secretary
Tel: 020 7401 7646